NEWS RELEASE

September 9, 2005	TSX-V: ARS

Vancouver, B.C. - Augusta Resource Corporation (the “Company”) wishes to advise that is it unaware of any reason relating to the recent fluctuation in its current market price.

The Company further confirms that there is no material event that has not already been disclosed.

Please contact the Company at 604-687-1717 for further information.

ON BEHALF OF THE BOARD OF DIRECTORS

“Richard W. Warke”
______________________________
Richard W. Warke
Chairman

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
For additional information, contact the Company
Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717, Facsimile: 604 687 1715, E-mail: info@augustaresource.com